OmniLit Acquisition Corp.

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

November 8, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OmniLit Acquisition Corp. Registration Statement on Form S-1 (File No. 333-260090)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, OmniLit Acquisition Corp., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-260090) filed with the U.S. Securities and Exchange Commission on October 6, 2021, as amended, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on Monday, November 8, 2021, or as soon thereafter as practicable.

If you have any questions or comments, please contact Chris Murillo, Esq. of Harter Secrest & Emery LLP, counsel to the Registrant, at (585) 231-1396.

Very truly yours,

OmniLit Acquisition Corp.

By:	/s/ Al Kapoor
Al Kapoor
Chief Executive Officer